UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On February 7, 2023, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced that, on February 3, 2023, the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) (the “SFC”) authorized CEMEX España, S.A. (“CEMEX España” or the “Offeror”), an indirect Spanish subsidiary of CEMEX, to commence a public delisting tender offer (the “Offer”) to acquire a minimum of one (1) ordinary share, and a maximum of twenty-six million, two hundred eighty-one thousand nine hundred thirteen (26,281,913) ordinary shares of CEMEX Latam Holdings, S.A. (“CEMEX Latam”), an indirect Spanish subsidiary of CEMEX, registered with the Colombian National Register of Securities and Issuers (Registro Nacional de Valores y Emisores) and the Colombian Securities Exchange (Bolsa de Valores de Colombia) (the “BVC”).

In connection with the Offer, CEMEX España has made public today the Notice of Tender Offer for the Acquisition of Ordinary Shares of CEMEX Latam (the “Offer Notice”), informing the general public of the general conditions of the Offer and making public the Tender Offer Booklet for the Purchase of Ordinary Shares of CEMEX Latam (the “Offer Booklet”, together with the Offer Notice, the “Offer Documents”). The Offer Booklet has been made available to recipients of the Offer at: (i) the SFC, located at Calle 7 No. 4—49, Bogotá D.C., Colombia, (ii) the web page of the BVC (https://www.bvc.com.co/Finánciate/Prospectos/Acciones), (iii) the Offeror’s offices located at Hernández de Tejada 1, CP 28027, Madrid, Spain, and its web page (https://www.cemex.es/acerca-de-cemex/informacion-corporativa), (iv) the offices of Gómez-Pinzón Abogados S.A.S., the legal adviser to the Offeror, located at Calle 67 No. 7-35 Oficina 1204, Bogotá D.C., Colombia, and (v) the offices of Corredores Davivienda S.A. Comisionista de Bolsa located at Carrera 7 No. 71 – 52 TB Piso 16 Bogotá D.C., Colombia, and its web page (https://www.daviviendacorredores.com/wps/portal/corredores/personas/contenido/Intermediacion/opa_desliste/). The Offer Notice was published today, February 3, 2023, on Colombian newspaper, Diario de La República.

Acceptances for the Offer must be filed by eligible shareholders between February 15, 2023, and February 28, 2023, at the BVC, between 9:00 a.m. and 1:00 p.m. (GMT-5).

CEMEX expects the Offer process to conclude by April, the result of which would be the delisting of CEMEX Latam’s shares from the Colombian National Register of Securities and Issuers, and the BVC.

This document shall not constitute any offer to buy or a solicitation of an offer to sell shares of CEMEX Latam, and the Offer will be made only pursuant to the terms and conditions contained in the Offer Documents.

THERE WILL BE NO REGISTRATION BEFORE THE NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES) OF THE NATIONAL BANKING AND SECURITIES COMMISSION OF MEXICO (COMISIÓNNACIONALBANCARIA Y DE VALORES), AND THERE WILL BE NO PUBLIC OFFER OR ANY INTERMEDIARY ACTIVITIES IN MEXICO, OTHER THAN PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION ESTABLISHED IN ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES) TO MEXICAN QUALIFIED INSTITUTIONS AND INVESTORS.

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This report contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from CEMEX’s expectations, including, among others, risks, uncertainties, and assumptions discussed in CEMEX’s most recent annual report and detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission, as well as the other risks and uncertainties described in the Offer and “Risk Factors” in the other documents incorporated by reference therein, which factors are incorporated herein by reference, which if materialized could ultimately lead to CEMEX, including the transaction referred herein, not producing the expected results. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct this report or any forward-looking statement contained herein, whether as a result of new information, future events or otherwise. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this report is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: February 7, 2023	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller